BRAIDY INDUSTRIES, INC.

1544 Winchester Ave.
Third Floor
Ashland, KY 41101

(606) 420-4645
www.braidy.com

Annual Report
For the Period Ending December 31, 2019

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR") is being furnished by Braidy Industries, Inc., a Delaware corporation ("Braidy," "Braidy Industries," or the "Company", as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

Braidy Industries, Inc. relied on a temporary final rule adopted by the SEC on March 26, 2020, which extends the filing deadlines for specified reports and forms that companies must file in compliance with Regulation A and Regulation Crowdfunding. The relief provides affected companies a 45-day extension to file certain disclosure reports that would have otherwise been due between March 26 and May 31, 2020. The Company's financial reporting process has been impacted by the novel coronavirus (COVID-19) with both employees and the Company's external auditors working remotely during this critical reporting period, which delayed completion of our audited financial statements.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.braidy.com no later than 120 days after the end of each fiscal year covered by the report, as extended as set forth above. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 15, 2020.

Forward Looking Statement Disclosure

This Form C-AR contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Business

Braidy Industries was created to lead a national transformation in the use of efficient, eco-friendly aluminum alloys that are also lighter and stronger. Braidy Industries' goal is to lead the generational shift in materials science that is currently underway. With a board of directors that includes acknowledged experts in business, research, development, and materials science; Braidy Industries believes that it and its subsidiaries are ideally positioned to take advantage of the rapidly growing market for aluminum in the automotive and other technical light weighting applications.

Braidy Industries is a holding company that owns 60% of Braidy Atlas LLC ("Braidy Atlas") and 100% of each of Veloxint Corporation ("Veloxint") and NanoAl LLC ("NanoAl"), each of which are described below.

Braidy Atlas

Braidy Atlas is in the early stages of constructing a greenfield aluminum rolling mill in Ashland, Kentucky (the "Mill") that will position the company as the expected low-cost provider of 300,000 annual tons of production-ready series 3000, 5000 and 6000 aluminum sheet for the automotive industry. It will be the first new mill of its kind in the U.S. in more than 30 years, and will be the most technologically advanced aluminum mill in the U.S. It is expected to have numerous competitive advantages, including no environmental legacy costs due to "green" plant design, lower energy prices due to favorable arrangements with the local energy company, highly efficient plant design and logistics processes, advanced robotics, and easy access to highway, rail, and water transportation.

Although the market prices for commodities such as aluminum have historically been volatile, Braidy Industries believes that for the Braidy Atlas Mill, the time cycles will be very short from input to finished product, and that the relationship between major input prices and sales prices will not diverge substantially during this time frame. Braidy Atlas expects to further "de-risk" commodity exposure by hedging its long position (WIP, scrap on the ground, etc.). Braidy Atlas expects to maintain low inventory levels, and Braidy Industries believes its strategy will favorably position Braidy Atlas to earn similar profits in "up" or "down" price markets.

On July 5, 2019, Braidy Industries and Allow Rolled Products LLC ("ARP"), a wholly owned subsidiary United Company RUSAL plc ("Rusal"), entered into definitive agreements for a $200 million investment by ARP into Braidy Atlas in multiple tranches (the "Initial Close"). Braidy Industries and Rusal executed the agreement to develop, finance, construct, operate, and maintain an aluminum melting, rolling, finishing, and packaging manufacturing facility (the "mill") located in Greenup County and Boyd County, Kentucky.

Upon entering the agreement on July 5, 2019, Braidy Industries, Inc. and Rusal held 60% and 40% ownership percentages, respectively. Rusal contributed $60 million in cash with an additional $5 million per month to be contributed until a $100 million cash contribution has been met. Rusal's remaining $100 million investment will occur upon Braidy Industries, Inc. contributing $300 million in cash to Braidy Atlas. Rusal's $5 million per month contributions may be frozen if the $300 million investment by Braidy Industries, Inc. has not been made or secured with a signed, binding commitment within 4 months of July 5, 2019. As of December 31, 2019, Rusal contributed $75 million to Braidy Atlas LLC. Rusal discontinued their contributions in November 2019 as they are awaiting a $300 million investment to proceed with further contributions of equity. Braidy Industries, Inc. contributed $1.2 million in land, $24.0 million in mill property, and over $200 million in incentives from the Commonwealth of Kentucky. In June 2020 the Board approved a special one-time $10 million distribution to Rusal as a result of excess and under utilized cash on hand at Braidy Atlas. Upon Braidy Industries, Inc. contributing $300 million in cash to Braidy Atlas, Rusal will contribute an additional $135 million to satisfy their $200 million investment.

Veloxint

Veloxint Corporation ("Veloxint") is an ultra-high strength alloy company incubated at Massachusetts Institute of Technology ("MIT") that the Company acquired in March 2018. Veloxint seeks to commercialize novel nanocrystalline technology developed at MIT to produce some of the hardest and strongest metal ever manufactured. Veloxint combines proprietary metal powder mixtures identified and developed using platform technology licensed from MIT, together with traditional powder metallurgy processes and a proven and scalable manufacturing approach, to produce components and parts that are several times lighter, stronger and more heat resistant than those made with conventional alloys.

NanoAl

On September 18, 2018, Braidy Industries completed its acquisition of NanoAl LLC, a materials research and technology company focused on high-performance aluminum alloys. NanoAl is a materials research and technology company focused on high-performance aluminum alloys. NanoAl was founded out of the Department of Materials Science at

Northwestern University to commercialize a new science for developing stronger aluminum alloys through control of key structural features at the nanoscale. The Company believes that the technology has the potential to significantly enhance the output of the Braidy Atlas mill and will have a broad impact within the automotive market. In addition, the technology can operate in powder and 3D printing applications that connect into the core competence of Veloxint.

Growth Strategy

Braidy intends to grow its business through the commencement of operations of the Mill being constructed by Braidy Atlas and through the commercialization of products and technologies developed by Veloxint and NanoAl.

Risk Factors

Braidy Industries and its subsidiaries are predominantly pre-revenue companies with substantial risks associated with implementation of their respective business plans.

Braidy Industries and two of its subsidiaries are pre-revenue companies with risks associated with implementation of their business plans. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market.

Veloxint and NanoAl's technology has not yet been commercialized to scale and may not generate the amount of revenue Braidy Industries expects.

The potential value of Braidy Industries' wholly-owned subsidiary, Veloxint Corporation, has not been verified. Veloxint's value is related to the value of its science and intellectual property, and is subjective. No appraisals or traditional valuation analyses of Veloxint have been or will be prepared by any outside accounting or valuation services firm. Traditional valuation methodologies could lead to a different valuation outcome, which may be lower than Braidy Industries' current assessment of Veloxint's current and potential value. You should not rely on any valuation estimate in deciding whether to make an investment.

Neither Veloxint's nor NanoAl's technology has yet been commercialized to scale. Any delay or failure to successfully commercialize Veloxint's or NanoAl's proprietary technology would result in a significant unrecouped investment, which could have a material adverse effect on Braidy Industries' business, prospects and results of operations.

Veloxint and NanoAl may not generate the amount of revenue Braidy Industries expects. Although Veloxint has a number of development agreements either signed or under negotiation, and currently expects to generate operating revenue beginning in 2020, there can be no assurance that operating revenues from Veloxint or NanoAl will materialize in the currently anticipated timeframe.

Any inability to establish, protect and maintain rights to intellectual property could have an adverse impact on Braidy Industries or its subsidiaries.

If third parties were to challenge the validity or enforceability of Veloxint's, NanoAl's or Braidy Industries' licensed or owned patents or other intellectual property rights, and Veloxint, NanoAl, Braidy Industries or the licensor of such patents cannot successfully defend these challenges or Veloxint's, NanoAl's or Braidy Industries' owned or licensed intellectual property is invalidated, Veloxint's, NanoAl's or Braidy Industries' business and prospects could be adversely impacted and their competitive position could be materially impaired.

Veloxint and NanoAl's future revenue may suffer from competitors developing similar products.

Veloxint and NanoAl are not immune from competition. To the extent Veloxint or NanoAl is able to successfully commercialize its technology, other technologies and products may be developed that directly or indirectly compete with Veloxint or NanoAl. Additionally, application limitations of Veloxint or NanoAl technology and pricing and availability of other materials may result in manufacturers choosing to purchase other materials even if such materials are viewed as inferior to materials manufactured with Veloxint or NanoAl technology.

If Braidy Atlas is not able to complete the construction and development of the Mill within the timeframe and cost structure Braidy Industries anticipates, it may not realize the anticipated benefits of owning an interest in the Mill.

Braidy Industries currently own 60% of Braidy Atlas, which will be building a greenfield aluminum mill in Ashland, Kentucky. There are numerous substantial risks related to the development and operation of Braidy Atlas. If Braidy Atlas is not able to complete the construction and development of the Mill within the timeframe and cost structure Braidy Industries anticipates, it may not realize the anticipated benefits of owning an interest in the Mill. The planning, development and construction of the Braidy Atlas mill, like all organic and greenfield growth projects, involve numerous construction, development, regulatory, environmental, political and legal contingencies and uncertainties, many of which are and will be beyond Braidy Industries' control, including:

- delays in negotiating and entering into an engineering, procurement and construction ("EPC") contract for the Mill as well as other contracts necessary to commence and complete construction of the Mill;

- delays in obtaining, or the inability to obtain, necessary approvals and permits from various regulatory agencies;

- any failure of liquidated damages payable under our EPC and equipment supply contracts to cover the actual amount of damages that Braidy Atlas may experience due to any delays in performance or failure to perform under such contracts;

- delays, errors or inadequate performance by outside engineering, architectural and construction firms on whom Braidy Atlas relies or will rely on for the design and construction of the Braidy Atlas mill;

- the lack of, or increased costs associated with, available skilled labor, equipment and materials;

- defects in materials and/or workmanship;

- disputes with and among, and defaults by, contractors, subcontractors, consultants and suppliers;

- potential difficulties or delays in securing adequate water, power, sanitation and other services that are necessary for operation;

- site conditions differing from those anticipated;

- the failure to meet third-party contractual requirements;

- labor disputes or work stoppages;

- increases in the cost of financing or construction;

- health and safety incidents and site accidents;

- weather interferences or delays;

- environmental hazards; and

- changes in political administrations at the federal, state or local level that result in policy changes impacting this project.

The actual construction costs of the Mill may be significantly higher than our current estimates as a result of many factors. As construction progresses, Braidy Atlas may decide or be forced to submit change orders to Braidy Atlas' contractors and equipment suppliers that could result in longer construction periods, higher construction costs or both. Delays in the construction of the Mill beyond the estimated development periods, as well as change orders to the EPC contracts or increased labor costs could increase the cost of completion beyond the amounts that Braidy Industries currently estimates, which could require Braidy Atlas to obtain additional sources of financing, which may not be available on acceptable terms, or at all. Even if Braidy Atlas is able to obtain additional financing to cover increased costs, it may have to accept terms that are disadvantageous to it or that may have a material adverse effect on its current or future business, financial condition and results of operations.

While Braidy Industries currently anticipates a 2023 commencement of operations for the Braidy Atlas mill, construction and other delays may result in it not being completed in this timeframe, within budget or at all.

Although Braidy Atlas anticipates that its EPC contracts and related agreements may contain liquidated damages provisions for delays and failure to perform by the Mill's contractors and equipment providers, it is expected that such provisions will have caps and limits, and any liquidated damages may be insufficient to cover the actual amount of damages that Braidy Atlas may experience due to any delays in performance or failure to perform. While working capital cushions, capitalization of interest during construction, and time line cushions are built into Braidy Atlas' plans, if it takes longer to construct the Braidy Atlas mill than anticipated, it may be difficult for Braidy Atlas to meet its anticipated debt service obligations, and you could suffer a loss of all or a substantial portion of your investment in Braidy Industries.

Potential financing for the Braidy Atlas mill is not secured.

The construction and development of the Braidy Atlas mill, which is currently expected to cost approximately $1.7 billion, will require significant amounts of financing and capital. There are currently no binding debt commitments or arrangements to finance the construction of the Braidy Atlas mill. Any failure to raise the necessary financing would mean that Braidy Atlas will be unable to complete the construction of the Mill, in which case investors would suffer a loss of all or a substantial portion of their investment

Braidy Industries is considering alternative debt and lease financing sources, or a combination of sources, in order to finance construction of the Mill. There can be no assurance that Braidy Atlas will be successful in consummating the currently proposed lease financing arrangements or raising debt financing on attractive terms or at all.

To secure sufficient debt financing for the Braidy Atlas mill, Braidy Industries may need to raise additional equity capital, which may not be available in the desired amounts or at all.

Braidy Industries and Braidy Atlas anticipate that approximately $300 million in additional equity capital will need to be raised before Braidy Atlas can raise sufficient debt financing to fund construction of the Mill and reflect a ratio of debt-to-equity that Braidy Industries believes Braidy Atlas' lenders would require. While Braidy Industries and Braidy Atlas have received indications of interest from prospective investors in excess of this amount, these prospective investors currently are not committed to make any investments. If Braidy Industries and/or Braidy Atlas is unable to timely secure commitments for a sufficient amount of equity and debt financing for Braidy Atlas, Braidy Industries' business strategy and prospects could be materially and adversely impacted. In addition, as discussed above under "Business," Braidy Industries must raise $300 million before ARP is required to complete its remaining capital contribution to Braidy Atlas. ARP may suspend or terminate its obligation to make the final capital contribution, as well as interim ARP contributions, at any time after the fourth monthly anniversary of the Initial Close if Braidy Industries has failed to secure at least a binding commitment for $300 million to fund its Final Braidy Contribution. Any failure to raise the amount needed for the Final Braidy Contribution may leave the Mill without sufficient funding to complete construction and commence operations or obtain the necessary debt financing to do so, and may otherwise have a material adverse effect on Braidy Atlas and Braidy Industries.

The COVID-19 pandemic is significantly affecting the U.S. and global economies, and our liquidity and ability to obtain financing could also be negatively impacted, particularly if the financial markets remain unstable for a significant amount of time.

The novel coronavirus ("COVID-19") global pandemic is significantly affecting the U.S. and global economies and financial markets. As the COVID-19 crisis is still rapidly evolving, much of its impact remains unknown and difficult to predict. The COVID-19 crisis may have an adverse impact on our business and financial results that we are not currently able to fully quantify. Since March 13, 2020, state and local authorities have taken dramatic action including, without limitation, ordering the workforce to stay home and banning all non-essential businesses from operating. There has been widespread infection in the United States and abroad, with a resulting catastrophic impact on human lives and the economy as a whole. In addition to the actions described above, national, state, and local authorities have recommended social distancing and imposed quarantine and isolation measures on large portions of the population and additional mandatory business closures. These measures, while intended to protect human life, have had serious adverse impacts on domestic and foreign economies. The ultimate and long-term effectiveness of economic stabilization efforts, including government payments to affected citizens and industries, such as the CARES Act and Paycheck Protection Program, is uncertain.

If general economic conditions continue to deteriorate or remain uncertain for an extended period of time, our liquidity may be harmed and our ability to access the financial markets to secure financing for the Braidy Atlas Mill could be adversely affected.

Braidy Industries has not yet finalized and entered into an EPC contract for the construction of the Mill, and so does not have a precise estimate of the total costs of constructing and outfitting the Mill.

While roughly $1.7 billion is the current estimate, if construction, equipment, labor and other costs are higher than currently anticipated, Braidy Atlas may need to raise additional debt and/or equity financing. Braidy Atlas has signed an early works agreement with Clayco. Braidy Industries believes that constructing the Mill with Clayco will result in a superior and cost-effective outcome, however there can be no assurance that costs will not increase beyond current expectations.

The Commonwealth of Kentucky's investment in Braidy Industries is subject to conversion of its common stock to debt if certain covenants are not met.

In May 2017, the Commonwealth of Kentucky, through its venture investment arm, Commonwealth Seed Capital, LLC (CSC), made an equity investment of $15 million in Braidy Industries. If Braidy Industries does not comply with certain requirements with respect to the timing and operation of the Mill, the Commonwealth of Kentucky may require it to repurchase their equity investment for $15 million plus 8% interest on such amount from May 2017. Such obligation would be triggered in the event (i) Braidy Industries has not invested $1 billion in such mill by December 31, 2020, (ii) Braidy Industries allocates at least $25 million of the proceeds from its March 2, 2018 offering for a purpose other than constructing the Mill and/or the build out of a Veloxint manufacturing facility in Boyd County KY, or (iii) at any time through June 1, 2022, Braidy Industries fails to have at least 51% of its employees employed in Kentucky, at least 51% of its tangible assets located in Kentucky, or its headquarters located in Kentucky. Any requirement to return capital to the Commonwealth of Kentucky could complicate efforts to raise additional capital that may be required to complete the construction and development of the Mill. The relationship with CSC and the Commonwealth is strong.

Braidy Industries could be required to return capital to ARP under certain regulatory conditions.

ARP has the right to sell its membership interests in Braidy Atlas to Braidy Industries or, at Braidy Industries' election, to Braidy Atlas, in the event of certain adverse regulatory developments. Any requirement to return capital to ARP would complicate efforts to raise additional capital that may be required to complete the construction and development of the Mill and could have a material adverse effect on Braidy Industries.

Braidy cannot guarantee that agreements with potential customers will be executed.

Braidy Industries cannot guarantee that any or all of the prospective customers who have entered into non-binding memoranda of understanding will commit to purchase aluminum from Braidy Atlas, or the commercial terms under which any such transactions will be executed.

Braidy Industries does not have an extended operating history on which to judge its prospects.

Braidy Industries was formed as a holding company in March 2017 following its conversion from a limited liability company. On a consolidated basis, it had 47 employees as of June 12, 2020, and Braidy Industries currently expects to generate little or no revenues from operations at the holding company level. Substantially all revenues would be generated by its subsidiaries. On a consolidated basis, Braidy Industries is therefore subject to all of the foreseen and unforeseen risks, problems, expenses, complications and delays encountered by a start-up or development stage enterprise. No assurances can be made that Braidy Industries will be successful in completing its business initiatives and plans within the time frames outlined or at all.

The Braidy Atlas Mill will be subject to industry specific risks.

Braidy Atlas will be subject to a number of industry risks, including, without limitation:

- volatility of the cost of raw materials;

- adverse developments with respect to tariffs and other trade restrictions may increase our operating costs;

- downturns in the industries of its customers, which could decrease demand for its products and adversely our financial condition and results of operations;

- dependence on a limited number of suppliers; and

- labor disruptions.

These and other industry risks, if significant, could adversely affect the business, financial condition and operating results of Braidy Atlas and Braidy Industries.

Our ability to succeed is dependent in part on key members of management.

Braidy Industries' performance and success is dependent, in part, upon key members of its and its subsidiaries' management, especially members of Braidy Industries' senior management team, and the loss or departure of any of them could be detrimental to Braidy Industries' future prospects. Further, the process of attracting and retaining suitable replacements for key personnel whose services Braidy Industries may lose would result in transition costs and would divert attention of other members of the senior management from its existing operations. The loss of any of senior management members or key personnel could adversely affect Braidy Industries' business, financial condition and operating results.

Directors and Officers

Charles Price

Charles Price joined the Board of Braidy Industries in April 2017. Mr. Price was named Chairman of the Board in January 2020. Mr. Price served as the President and CEO of Louisville, Kentucky based Charah Solutions (NYSE:CHRA) until January 2019. Mr. Price is an entrepreneur and industrialist, and has over 35 years of experience in the construction and industrial industries within the State of Kentucky and beyond.

John Preston

John Preston joined the Board of Braidy Industries in March of 2017. Mr. Preston is the former Director of Technology Development (and Licensing) at MIT where he was responsible for the commercialization of MIT-developed technologies. In Mr. Preston's capacity, he oversaw activities that led to the creation of hundreds of new technology-based companies as well as the negotiation of thousands of licenses with existing companies. Mr. Preston was awarded the rank of "Knight of the Order of National Merit of France" by French President Mitterrand and the "Hammer Award for Reinventing Government" by Vice President Gore. He chaired President George H. W. Bush's conference announcing the President's technology initiative and has previously served as a Board Advisor to Mars Incorporated and serves on the Board of Directors of Clean Harbors Inc. (NYSE: CLH).

Christopher Schuh

Dr. Christopher Schuh joined the Board of Braidy Industries in March 2017. He has been the Head of the Department of Materials Science and Engineering at MIT for the past eight years. Dr. Schuh's research is focused on the optimization of mechanical properties in metals, forming the basis of numerous metallurgical companies, including Veloxint, a subsidiary of Braidy Industries which he co-founded, and Xtalic Corporation which produces coatings on over 10 billion components used in both enterprise and mobile electronics. Dr. Schuh is also involved in Desktop Metal, which provides a lower-cost option for metal additive manufacturing via its proprietary 3D metal printers.

Michael Porter

Dr. Michael Porter joined the Board of Braidy Industries in March of 2017. He has been a Director of Harvard University's Institute for Strategy & Competitiveness for the past three years and is a long-serving professor at the Harvard Business School. Dr. Porter is a worldrenowned economist, and is a frequently cited scholar in economics and business. Dr. Porter is the recipient of numerous awards and honors for his contributions to global economic theory, including the Lifetime Achievement Award from the U.S. Department of Commerce for his contributions to economic development and is the author of nineteen books, including the business classic "Competitive Advantage." He has served on several Fortune 500 public boards and has played an active role in U.S. economic policy at the federal and state levels.

Terry Gill

Terry Gill served as an advisor to the Braidy Industries Board of Directors beginning in May 2019. In April 2020, Mr. Gill was appointed to the Board of Directors and named Interim President of Braidy Atlas LLC. Mr. Gill served as the Secretary of Kentucky Cabinet for Economic Development from January 2017 – May 2019 where he was responsible for promoting the development and overall administration of executive policies designed to support and promote economic development within the Commonwealth of Kentucky.   Mr. Gill oversaw the Cabinet's efforts to encourage job retentation and the creation of 32,400 new jobs through recruitment of new industry to the state and the expansion of existing Kentucky operations.

Bruce Kramer

Bruce Kramer was named Acting Chief Financial Officer of Braidy Industries in June 2020 as well as being appointed to the Board of Directors. Mr. Kramer served as the CFO and Treasurer of Louisville, Kentucky based Charah Solutions (NYSE:CHRA) until January 2019. He is a CPA with more than 35 years of experience in public/private accounting and management.

Alan Lund

Dr. Alan Lund has served as the Chief Technology Officer of Braidy Industries since March 2018. He also serves as the CEO and is a co-founder of Veloxint. Dr. Lund is an entrepreneur with extensive experience developing, scaling and implementing new technology in the materials and manufacturing space. Prior to Veloxint, he co-founded Xtalic Corporation, which produces coatings on components used in both enterprise and mobile electronics, where he raised venture financing, secured development funds and provided technical leadership across R&D, scale-up, and roll out of the technology.

Financial Condition

Liquidity and Capital Resources

Our primary source of cash has historically been through equity investment raises, including a capital contribution of $75 million from Rusal as a direct investment into Braidy Atlas and the sale of $2.4 million, net of offering costs, of common stock of Braidy Industries under Regulation CF during 2019. Our primary uses of cash include operating expenses incurred while fundraising, engineering costs associated with the early works agreements for the Braidy Atlas Mill, and research and development costs at Veloxint and NanoAl.

The following table summaries cash flow information during the years ended December 31, 2019 and 2018.

	Year ended December 31,			
(In thousands)	**2019**		**2018**	
Cash flows from operating activities	$	(28,644)	$	(19,677)
Cash flows from investing activities		(35,335)		(16,921)
Cash flows from financing activities		76,017		68,872
Net change in cash and cash equivalents	$	12,038	$	32,274

Cash used in operating activities was primarily driven by operating losses of $34.4 million and $21.1 million in the years ended December 31, 2019 and 2018, respectively. Cash used in investing activities in 2019 was made up of $33.3 million in capital expenditures, which was primarily spent on engineering under the early works agreements for the Mill, as well as $2.0 million for the purchase of a certificate of deposit. During 2018, cash used in investing activities included $13.7 million in capital expenditures, $4.0 million for the purchase of certificates of deposit and the acquisition of Veloxint and NanoAl. Cash provided by financing activities included procceds from the sale of stock net of offering costs of $2.4 million and $59.5 million in the years ended December 21, 2019 and 2018, respectively. During 2019, the Company also received capital contributions from Rusal of $73.4 million, net of offering costs.

As discussed in Note 2 to the Notes to Consolidated Financial Statements set forth elsewhere in this Annual Report, the Company has incurred net losses and negative cash flows from operations since its inception, has an accumulated deficit and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Braidy Industries and Braidy Atlas anticipate that approximately $300 million in additional equity capital will need to be raised before Braidy Atlas can raise sufficient debt financing to fund construction of the Mill and reflect a ratio of debt-to-equity that Braidy Industries believes Braidy Atlas' lenders would require. While Braidy Industries and Braidy Atlas have received indications of interest from prospective investors in excess of this amount, these prospective investors currently are not committed to make any investments. If Braidy Industries and/or Braidy Atlas is unable to timely secure commitments for a sufficient amount of equity and debt financing for Braidy Atlas, Braidy Industries' business strategy and prospects could be materially and adversely impacted. In addition, as discussed above under "Business," Braidy Industries must raise $300 million before ARP is required to complete its remaining capital contribution to Braidy Atlas. ARP may suspend or terminate its obligation to make the final capital contribution, as well as interim ARP contributions, at any time after the fourth monthly anniversary of the Initial Close if Braidy Industries has failed to secure at least a binding commitment for $300 million to fund its Final Braidy Contribution. Any failure to raise the amount needed for the Final Braidy Contribution may leave the Mill without sufficient funding to complete construction and commence operations or obtain the necessary debt financing to do so, and may otherwise have a material adverse effect on Braidy Atlas and Braidy Industries.

Debt

On April 14, 2020, Braidy Industries obtained a loan of $1.5 million through the Small Business Administration's Paycheck Protection Program (the "PPP loan"). The Company expects that the majority of the PPP loan will be forgiven under provisions of the program. The interest rate on the PPP loan is 1% per annum. The maturity date of the loan is April 14, 2022. There will be no payments for the first six months after the loan is issued. After six months, monthly principal and interest payments will be due.

The Company borrowed $6 million from its 60%-owned subsidiary, Braidy Atlas, in June 2020. The interest rate is 5%, and the loan matures in May 2021.   The loan is secured by the equity and assets of the Company's wholly-owned subsidiary, NanoAl, LLC.

Principal Security Holders

As of June 12, 2020, the Company does not have any shareholders holding 20 percent or more of its voting stock.

Description of Capital Stock

As of June 12, 2020, the total number of shares of all classes of stock the Company is authorized to issue is 60,000,000 shares with a par value of $0.0001 per share. The Company is authorized to issue two classes of stock to be designated "common stock" and "preferred stock," 50,000,000 shares shall be designated common stock and 10,000,000 shares shall be designated preferred stock. As of June 12, 2020, the Company 14,687,095 of common stock issued and outstanding and no shares of preferred stock issued and outstanding. For a description of certain rights, preferences and privileges of the Company's capital stock, see Note 6 to the Notes to Consolidated Financial Statements set forth elsewhere in this Annual Report. With respect to the 10,000,000 shares of preferred stock, our Certificate of Incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

A total of 2,969,274 shares of common stock are reserved and remain available for issuance under future equity awards granted under the Braidy Industries' 2018 Equity Incentive Plan, including as stock options, restricted stock units, stock appreciation rights or in settlement of phantom carried interests. As of June 12, 2020, options to acquire 639,234 shares of common stock were outstanding, at exercise prices ranging from $0.02 per share to $18.00 per share. Of that amount, options to acquire 236,264 shares were vested. The outstanding stock options expire at various times from 2025 to 2029. For additional information on the Company's equity-based compensation plans, see Note 11, Employee Benefits, in the Notes to Consolidated Financial Statements set forth elsewhere in this Annual Report.

With respect to shares of common stock previously issued in accordance with Regulation Crowdfunding, so that the crowdfunding community acts together and casts a vote as a group when a voting matter comes before the Company's stockholders, Worldwide Stock Transfer, LLC, as custodian (the "Custodian"), will cast the votes for all such stockholders. The Custodian is not obligated to vote the shares as any such stockholder may direct, and is under no obligation to seek any input on how to vote the shares.

In addition, with respect to shares of common stock previously issued in accordance with Regulation Crowdfunding, the shares may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred: (i) to the issuer; (ii) to an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

As previously disclosed, the holders of a majority of the voting rights in the Company may make decisions with which a minority stockholder disagrees, or that negatively affect the value of a minority stockholder's investment in the Company, and such stockholder will have no recourse to change those decisions. A stockholder's interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to a particular stockholder. For example, the board of directors may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to a particular stockholder.

As previously disclosed, the issuance of additional shares of the Company's common stock will dilute the ownership of current stockholders. As a result, if the Company achieves profitable operations in the future, the net income per share will be reduced because of dilution, and the market price of the common stock, if there is a market price, could decline as a result of the additional issuance of securities. Furthermore, the board of directors of the Company has sole authority to authorize the Company to issue additional shares of the Company's capital stock (including common and preferred stock) and to establish the rights and preferences with respect to such additional stock, including liquidation preferences that may be senior to the common stock. Preferred stock would likely be senior to the Company's common stock on liquidation and may have other preferential rights such as the right to appoint an additional member to the board of directors of the Company or a right to receive a preferred return on investment.

Also as previously disclosed, if the Company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. The Company has no plans to repurchase additional securities.

A sale of the Company or of any of its subsidiaries, or a sale of the assets of the Company or any of its subsidiaries, may or may not result in any distributions to stockholders. As previously disclosed, the Company cannot predict the market value of the Company, its subsidiaries or their respective assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company is an early-stage entity and it is unlikely that any sale in the near term would result in a premium that is significant enough over book value to generate a return to its investors.

As of June 2020, the voting agreement described in Note 6 to the Notes to Consolidated Financial Statements set forth elsewhere in this Annual Report has been terminated.

Previous Offerings

During the past three years, the Company completed the exempt offerings listed below.

Date of Offering:	07/2019
Exemption:	Section 4(a)(6)
Securities Offered:	Common Stock
Amount Sold:	57,721 Shares for $1,039,000
Use of Proceeds:	Proceeds of the $1.0 million financing are being used for: 1) organic growth and scale up of Veloxint, 2) finishing the design and securing permits for the Braidy Atlas mill and 3) general corporate uses.

Date of Offering:	07/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	80,782 Shares for $1,454,000
Use of Proceeds:	Proceeds of the $1.5 million financing are being used for: 1) organic growth and scale up of Veloxint, 2) finishing the design and securing permits for the Braidy Atlas mill and 3) general corporate uses.

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	7,500,000 Shares for $75,000,000
Use of Proceeds:	Proceeds of the $75 million financing are being used for: 1) organic growth and scale up of Veloxint, 2) finishing the design and securing permits for the Braidy Atlas mill and 3) general corporate uses.

Date of Offering:	03/2018
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	2,626,930 Shares
Use of Proceeds:	Shares were issued to accredited stockholders of Veloxint in connection with Braidy Industries' acquisition of Veloxint.

Date of Offering:	05/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Series A-1 Preferred Stock
Amount Sold:	3,930,000 Shares for $19,650,000

Use of Proceeds:	The proceeds were used to: 1) secure an option to purchase Veloxint, 2) fund design and permitting of the Braidy Atlas mill and 3) general corporate uses. All outstanding shares of preferred stock were converted into common stock in March 2018.
Date of Offering:	03/2017
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	500,000 Shares for $500,000
Use of Proceeds:	These shares were issued in exchange for contributions of cash and non-cash consideration by directors of the Company for the purpose of launching corporate operations.

Reporting Compliance

The Company has met all of its reporting requirements pursuant to SEC Regulation Crowdfunding, General Rules and Regulations section 202.

Related Party Transactions

On March 2, 2018, the Company established a program which included a non-recourse, secured loan to its then Chief Executive Officer, Craig Bouchard, for $15.0 million to purchase 1.5 million shares of Braidy Industries, Inc. stock. The terms of the loan were approved by the Company's Board of Directors with an interest rate based on the prime rate and a due date of August 2, 2019, to enable the purchase. The program was established to allow completion of the $75 million stock offering completed on March 2, 2018. The loan was also secured by 3.0 million shares of Braidy Industries, Inc. stock. This transaction was established to allow the Chief Executive Officer to act as a conduit for the shares and to sell the shares as investors became available. The Chief Executive Officer was required to sell the shares at cost which was $10 per share and no profit should be made by the Chief Executive Officer under this arrangement. Over the course of the program the Chief Executive Officer sold 1.2 million shares at $10 per share to investors, which were treated as exercises of the in-substance stock option. As of December 31, 2018, approximately $3.0 million of principal and accrued interest remained unpaid and the Chief Executive Officer held 0.3 million shares that were purchased with the proceeds of the loan. On November 18, 2019, the Board of Directors ratified a contract to terminate the program for the related party loan to the Chief Executive Officer. The outstanding principal balance of $3.0 million was canceled, the outstanding interest was paid by the Chief Executive Officer, and the shares of Braidy Industries, Inc. stock were returned to the Company in November 2019.

On January 28, 2020, the Board of Directors voted to remove Craig Bouchard as Chief Executive Officer and Chairman of the Board. On February 14, 2020, Mr. Bouchard commenced proceedings in the Court of Chancery of the State of Delaware against the Company and Messrs. Price, Preston, Porter and Schuh. For additional information concerning the litigation, see Note 14 to the Notes to Consolidated Financial Statements set forth elsewhere in this Annual Report. In accordance with a (i) Settlement Agreement and Mutual Release and (ii) Stock Redemption Agreement dated as of June 1, 2020, the parties settled all litigation. The agreements provided for, among other things, the dismissal of all litigation proceedings, mutual releases by the parties, the redemption of all of Mr. Bouchard's equity interests in the Company in exchange for $6.0 million, and certain non-competition and non-solicitation covenants by Mr. Bouchard.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Braidy Industries, Inc.
(Issuer)

By: /s/ Terry Gill
    Terry Gill
    Interim President of Braidy Atlas LLC and Director

By: /s/ Charles Price
    Charles Price
    Chairman of the Board of Directors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Terry Gill	Interim President of Braidy Atlas, LLC and Director (Principal Executive Officer)	June 15, 2020
/s/ Bruce Kramer	Acting Chief Financial Officer and Director (Principal Financial Officer) (Principal Accounting Officer)	June 15, 2020
/s/ Charles Price	Chairman of the Board of Directors	June 15, 2020
/s/ John Preston	Director	June 15, 2020

Exhibit A – Financial Statements

Braidy Industries, Inc.
Index to Financial Statements



KPMG LLP
Suite 500
191 West Nationwide Blvd. Columbus, OH 43215-2568

Independent Auditors' Report

The Board of Directors Braidy
Industries, Inc.:

We have audited the accompanying consolidated financial statements of Braidy Industries, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses and negative cash flows from operations since its inception, has an accumulated deficit and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ KPMG

Columbus, Ohio
May 26, 2020

Braidy Industries, Inc.
Consolidated Balance Sheets

(In thousands, except share amounts)		December 31, 2019		December 31, 2018
Assets				
Current assets:				
Cash and cash equivalents	$	53,096	$	41,058
Certificates of deposit		6,001		4,000
Accounts receivable		268		89
Prepaid expenses and other current assets		993		1,184
Total current assets		60,358		46,331
Property, plant and equipment, net		55,785		21,045
Intangibles, net		17,380		18,334
Goodwill		18,324		18,324
Other assets		1,924		453
Total Assets	$	153,771	$	104,487
Liabilities, Non-controlling Interest, Redeemable Stock, and Shareholders' Deficit				
Current liabilities:				
Accounts payable	$	5,247	$	4,835
Accrued liabilities		2,148		411
Total current liabilities		7,395		5,246
Other long term liabilities		-		631
Total Liabilties		7,395		5,877
Non-controlling interest:				
Non-controlling interest in consolidated variable interest entity		72,048		-
Redeemable Stock:				
Common shares with rights retained from the prior A-1 preferred shares, net of equity raise costs		18,090		16,890
0.0001 par value, 50,000,000 authorized; 3,000,000 issued and outstanding				
Common shares with rights retained from the prior A preferred shares, $0.0001 par value,		80,998		80,998
50,000,000 authorized; 4,500,000 shares issued, and outstanding				
Common shares held by the board of directors, $0.0001 par value,		9,000		9,000
50,000,000 authorized; 500,000 issued and outstanding		108,088		106,888
Shareholders' Deficit				
Common shares, $0.0001 par value, 50,000,000 shares authorized;				
11,045,095 and 10,844,492 issued and outstanding as of December 31, 2019 and 2018, respectively		1		1
Additional paid-in-capital		119,167		110,418
Accumulated deficit		(152,928)		(118,697)
Total shareholders' deficit		(33,760)		(8,278)
Total Liabilities, Non-controlling Interest, Redeemable Stock, and Shareholders' Deficit	$	153,771	$	104,487

See accompanying notes to the consolidated financial statements.

Braidy Industries, Inc.
Consolidated Statements of Operations and Comprehensive Loss

(In thousands)		Year Ended December 31, 2019		2018
Sales	$	291	$	513
Cost of goods sold		(655)		(278)
Professional fees		(5,586)		(4,601)
Selling, general and administrative expenses		(27,215)		(17,768)
Operating (loss)		(33,165)		(22,134)
Other expenses		(2,462)		(2,057)
Other income		587		372
(Loss) before income taxes		(35,040)		(23,819)
Income tax benefit		(615)		(2,740)
Net (loss)		(34,425)		(21,079)
Net (loss) attributable to non-controlling interests		(1,394)		-
Net (loss) attributable to Braidy Industries, Inc.		(33,031)		(21,079)
Less: accretion of obligation under Series A-1 preferred share and common share put options		-		(201)
	$	(33,031)		(21,280)
Average shares outstanding, basic		18,883		15,181
Average shares outstanding, diluted		18,883		15,181
(Loss) per common share excluding common shares with rights retained from prior CSC A-1 Preferred shares - basic	$	(1.75)	$	(1.40)
(Loss) per common share with rights retained from the prior CSC A-1 Preferred shares - basic		(1.75)		(1.40)
(Loss) per common share excluding common shares with rights retained from prior CSC A-1 Preferred shares - diluted	$	(1.75)	$	(1.40)
(Loss) per common share with rights retained from the prior CSC A-1 Preferred shares - diluted		(1.75)		(1.40)
Comprehensive (loss)	$	(33,031)	$	(21,079)

See accompanying notes to the consolidated financial statements.

Braidy Industries, Inc.
Consolidated Statements of Shareholders' Deficit
Years Ended December 31, 2019 and 2018

(In thousands, except share amounts)	Common Shares	Additional paid-in Capital	Accumulated (Deficit)	Total Equity
Balance at January 1, 2018	$ -	$ 320	$ (56,418)	$ (56,098)
Net (loss)	-	-	(21,079)	(21,079)
Sale of common stock, net of issuance costs (6,000,000 shares)	1	59,512	-	59,513
Accretion of obligation under common shares put option	-	-	(40,999)	(40,999)
Accretion of obligation under Series A-1 preferred shares put option	-	-	(201)	(201)
Conversion of Non-CSC Series A-1 preferred shares to common (930,000 shares)	-	4,617	-	4,617
Exercise of In-Substance stock option grant to founder on related party non-recourse loan (1,300,000 shares)	-	9,362	-	9,362
Acquisition of Veloxint, LLC (2,694,492 shares) and issuance of replacement stock option awards	-	27,422	-	27,422
Acquisition of NanoAl, LLC, consideration for stock sold at discount (300,000 shares)	-	5,400	-	5,400
Issuance of interest in phantom carried interest plan in conjunction with stock compensation plan	-	3,202	-	3,202
Issuance of restricted stock (20,000 shares) in conjunction with stock compensation plan	-	55	-	55
Exercise of stock options (10,000 shares) in conjunction with stock compensation plan	-	1	-	1
Stock based compensation on equity classified awards	-	527	-	527
Balance at December 31, 2018	$ 1	$ 110,418	$ (118,697)	$ (8,278)
Net (loss)	-	-	(33,031)	$ (33,031)
Accretion of obligation under common shares put option			(1,200)	(1,200)
Sale of common stock under Regulation CF (138,503 shares)	-	2,370	-	2,370
Exercise of In-Substance stock option grant to founder on related party non-recourse loan (interest payment only)	-	197	-	197
Issuance of interest in phantom carried interest plan in conjunction with stock compensation plan	-	5,260	-	5,260
Issuance of restricted stock (2,080 shares) in conjunction with stock compensation plan	-	45	-	45
Exercise of stock options (2,690 shares)	-	8	-	8
Stock based compensation on equity classified awards	-	869	-	869
Balance at December 31, 2019	$ 1	$ 119,167	$ (152,928)	$ (33,760)

See accompanying notes to the consolidated financial statements.

Braidy Industries, Inc.
Consolidated Statements of Cash Flows

(In thousands)		Year Ended December 31,		
		2019		2018
Cash flows from operating activities				
Net (loss)	$	(34,425)	$	(21,079)
Adjustments to reconcile net loss to cash used in operating activities:				
Stock-based compensation expense		6,174		3,785
Deferred tax benefit		(615)		(2,740)
Amortization of intangibles		954		732
Depreciation		635		400
Changes in operating assets and liabilities:				
Receivables		(179)		117
Prepaid expenses		191		(913)
Other assets		(1,487)		(428)
Accounts payable		(824)		644
Accrued liabilities		932		(195)
Net cash (used in) operating activities		(28,644)		(19,677)
Cash flows from investing activities				
Capital expenditures		(33,334)		(13,706)
Purchases of certificates of deposit		(2,001)		(4,000)
Acquisition of Veloxint Corporation, net of cash acquired		-		1,973
Acuisition of NanoAl, LLC net of cash acquired		-		(1,188)
Net cash (used in) investing activities		(35,335)		(16,921)
Cash flows from financing activities				
Sale of common stock, net of issuance costs		2,370		59,509
Captial contribution by Allow Products, LLC for interest in Braidy Atlas LLC, net of issuance costs		73,442		-
Proceeds on exercise of in-substance option on Founder Loan		197		9,362
Proceeds from stock options exercised		8		1
Net cash provided by financing activities		76,017		68,872
Net change in cash and cash equivalents		12,038		32,274
Cash and cash equivalents at beginning of year		41,058		8,784
Cash and cash equivalents at end of year	$	**53,096**	$	**41,058**
Supplemental non-cash items				
Capital expenditures recorded in accounts payable and accrued expenses	$	5,192	$	3,151

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Description of the Organization

Braidy Industries LLC was formed on August 26, 2016 under the state laws of Delaware. On March 3, 2017, Braidy LLC was converted into Braidy Industries, Inc., a Delaware company. The mutual Founder of both entities received 4,500,000 Series A Preferred Shares in the Company as consideration for the tax-free conversion.

The Founder's Series A preferred shares held rights to elect five of the six seats of the Board of Directors. As discussed in Note 6, these shares converted to common stock on March 2, 2018. The rights associated with the series A preferred shares were retained when the Founder's shares converted to common stock. This gives the Founder control of the Board with the ability to hire and dismiss the majority of the Board of Directors at the Founder's discretion (see Note 15).

The consolidated financial statements include the accounts of Braidy Industries, Inc. and its wholly-owned subsidiaries, Braidy Atlas LLC, Veloxint Corporation, and NanoAl LLC (collectively, the "Company").

The Company, a multi-metals light-weighting aluminum sheet and powdered metal parts manufacturer in the development phase, was formed to lead a national transformation in the manufacture and use of efficient, eco-friendly metal alloys that are lighter and stronger than metals currently in commercial use. The Company has three subsidiaries as follows:

Braidy Atlas LLC ("Braidy Atlas") is in the early stages of constructing a greenfield aluminum rolling mill in Ashland, Kentucky that will position the Company as the expected low-cost provider of 300,000 annual tons of fully finished cold roll series 3000, 5000, and 6000 aluminum sheet.

Veloxint Corporation ("Veloxint") is an ultra-high strength alloy company incubated at Massachusetts Institute of Technology ("MIT") that the Company acquired in March 2018. Veloxint seeks to commercialize novel nanocrystalline technology developed at MIT to produce some of the hardest and strongest metal ever manufactured. Veloxint combines proprietary metal powder mixtures identified and developed using platform technology licensed from MIT, together with traditional powder metallurgy processes and a proven and scalable manufacturing approach, to produce components and parts that are several times lighter, stronger and more heat resistant than those made with conventional alloys.

NanoAl LLC ("NanoAl") is a materials research and technology company focused on high-performance aluminum alloys and was acquired by Braidy in September 2018. NanoAl was founded out of the Department of Materials Science at Northwestern University to commercialize a new science for developing stronger aluminum alloys through control of key structural features at the nanoscale. The Company believes that the technology has the potential to significantly enhance the output of the Braidy Atlas mill and will have a broad impact within the automotive market. In addition, the technology can operate in powder and 3D printing applications that connect into the core competence of Veloxint.

The Company has secured a location to develop its manufacturing facility near Ashland, Kentucky, which will house its fully integrated aluminum rolling mill. Mill construction activities began in June 2018.

In 2019, the Company entered an agreement to obtain a $200 million investment from RUSAL Global Management B.V. ("Rusal") in Braidy Atlas. As of December 31, 2019 the Company received a $75 million investment from Allow Rolled Products, LLC (see Note 13). On September 18, 2018, the Company launched an active equity raising crowd-funding program with Netcapital to issue additional common stock. The closing date of the crowd-funding program was July 22, 2019. The program raised approximately $2.4 million (net of fees).

2. **Summary of Significant Accounting Policies**

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of the Braidy Industries, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The Company has incurred substantial losses from operations and negative cash flows since inception and had an accumulated deficit of $152.9 million as of December 31, 2019. Management expects operating losses and negative cash flows to continue through at least the next three years. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to complete development of the Company's aluminum rolling mill. Therefore, absent additional funding, management believes cash and cash equivalents of $53.1 million as of December 31, 2019 are not sufficient to fund the Company for the next twelve months from the date of issuance of these consolidated financial statements. These factors raise substantial doubt about the Company's ability to continue as a going concern beyond one year from the date these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's ability to continue as a going concern and to build the Braidy Atlas Mill, will require the Company to raise additional capital. The Company plans to raise additional capital, potentially including debt, equity arrangements, and a sale leaseback, to finance its future operations. While management believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt, these plans are not entirely within its control and cannot be assessed as being probable of occurring. If adequate funds are not available, the Company may be required to reduce operating expenses, further delay or prevent the construction of the mill, or cease operations.

In early 2020, the Company decided to list Veloxint Corporation for sale on the open market. Furthermore, management anticipates subleasing one of Veloxint's facilities to potential manufacturing tenants in the first quarter of 2021. The potential sale of Veloxint and the sublease of its facilities would provide significant free cash flow to finance business operations going forward and allow the Company to focus on its key areas of operation, the Braidy Atlas Mill.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. Actual results could differ materially from the Company's estimates. To the extent that there are material differences between these estimates and actual results, the Company's financial condition or operating results will be affected. The Company bases its estimates on past experience and other assumptions that management believes are reasonable based on its knowledge of current events, as well as its expectations about actions it may take in the future and evaluates these estimates on an ongoing basis.

Stock-Based Compensation

Compensation expense related to phantom units, stock options, and restricted stock awards issued to employees and directors is based upon the fair value of the award at the date of grant. The fair value of the phantom units is estimated using a Monte Carlo simulation. The fair value of stock options is estimated utilizing Black Scholes pricing model, while the fair value of restricted stock awards is based upon the stock price at the date of grant. Stock-based compensation expense is recognized on a straight line basis over the vesting period for phantom units, stock options, and restricted stock.

Business Combinations

The Company accounts for acquisitions using the acquisition method pursuant to *"Topic 805 Business Combinations"* of the FASB Accounting Standards Codification. The purchase price of the acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The excess of the purchase price over those fair values is recorded as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity, at time of purchase, of three months or less to be cash equivalents. Cash equivalents consist primarily of money market funds. As of December 31, 2019, the Company maintains its cash with nine financial institutions. At times, such cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 per account. Cash amounts exceeding the FDIC limits were $50.3 million and $40.4 million as of December 31, 2019 and 2018, respectively. The Company believes that no significant concentration of credit risk exists with respect to these cash balances because of its assessment of the credit worthiness and financial viability of the respective financial institutions. Also, the Company believes it mitigates risk by monitoring cash activity on a frequent basis.

Certificates of Deposit

The Company holds certificates of deposits with various financial institutions. Certificates of deposit with a maturity date of less than three months are classified as cash and cash equivalents. Withdrawals prior to maturity are subject to penalties. Certificates of deposit exceeding the FDIC limits were $5.3 million and $3.5 million as of December 31, 2019 and 2018, respectively.

Fair Value Measurements

The Company applies the fair value hierarchy established by GAAP for the recognition and measurement of certain financial assets and liabilities. An asset or liability's fair value classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and consider counterparty risk in its assessment of fair value. The fair value hierarchy is defined as follows:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date;

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The valuation for the accretion of the redeemable and common shares were determined using level 2 inputs.

Financial Instruments

Financial instruments include cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities. These are carried at cost which approximates fair value because of the short-term nature of these financial instruments.

Deferred Equity Raise Costs

Incremental costs directly attributable to a proposed or actual offering of the Company's shares are deferred and charged against the gross proceeds of the offering. Accordingly, the Company defers costs incurred in connection with ongoing offerings of equity securities and will apply these costs against the proceeds of the offering. Costs incurred with unsuccessful offerings will be expensed. Offering costs that were charged against the gross proceeds of offerings were approximately $0.1 million in 2019. The Company had $0.2 million and $0.8 million in deferred costs as of December 31, 2019 and 2018.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred.

Plant and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. The plant is depreciated over a twenty-five year useful life and equipment is depreciated over a seven year useful life. Leasehold improvements are depreciated using the straight-line method over the shorter of the seven year useful life or the remaining lease term. Furniture and fixtures are depreciated using the straight-line method over the seven year useful life.

Construction in progress relates to the establishment of the mill property and is stated at cost. Depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in 2019 or 2018.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but goodwill is reviewed and tested for impairment at least annually, or more frequently if events or changes in circumstances warrant, such as a material adverse change in the Company's business. Goodwill is considered to be impaired when the carrying value of a reporting unit exceeds its estimated fair value. As of December 31, 2019, the estimated fair value was in excess of carrying value of all reporting units. Management qualitatively assessed impairment.

Intangible Assets

Intangible assets are recorded at cost and amortized on a straight-line basis over their estimated useful lives of up to twenty years. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. There have been no impairment charges recorded in any of the periods presented in the accompanying consolidated financial statements.

Revenue Recognition

The Company derives revenue from the sale of its products and from non-recurring engineering services. To determine revenue recognition for arrangements that are within the scope of ASC 606 *Revenue from Contracts with Customers* ("ASC 606"), the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company bills customers in accordance with contract terms. Amounts billed to customers in excess of revenues recognized are recorded as deferred revenues. The Company adopted ASC 606 on January 1, 2019. The impact of adoption did not materially impact the Company's consolidated financial statements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include selling, marketing and advertising expenses; salaries, travel and office expenses of administrative employees and contractors; software license fees; and other overhead expenses.

Research and Development Costs

Research and development costs, which are included in selling, general, and administrative expenses are expensed as incurred and amounted to approximately $0.6 million for each of the years ended December 31, 2019 and December 31, 2018.

Interest and Dividend Income

Interest income is accrued as earned. Dividend income is accrued on the ex-dividend date. Interest and dividend income is reflected within other income on the consolidated statements of operations.

Income Taxes

Braidy Industries, Inc. is taxed as a C-Corporation. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes, and tax carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences. Valuation allowances are established for deferred tax assets when necessary. The Tax Cuts and Jobs Act (the "Tax Act") went into effect on January 1, 2018 and significantly impacted the federal income taxation of the Company and its customers. While there are benefits to the Company from the new law, including a reduction of its federal income tax rate, there are also adverse consequences, including an elimination of certain deductible expenses.

GAAP requires management to evaluate tax positions taken by the Company and recognize a liability for an uncertain position that is not more likely than not of being sustained upon examination by the Internal Revenue Service or other local taxing authority. The Company would recognize any interest and penalties associated with uncertain tax positions in income tax expense. The Company is subject to examination in the United States and in certain state and local jurisdictions. As of December 31, 2019, the Company is not currently under examination by the Internal Revenue Service, or any state or local jurisdictions.

Leases

For leases that contain free rent periods or predetermined fixed escalations of the minimum rent, the Company recognizes the related rent expense on a straight-line basis from the date it takes possession of the property to the end of the lease term. The Company records any difference between the straight-line rent amounts and the amount payable under the lease as deferred rent in accrued liabilities.

Litigation Matters

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional fees associated with litigation claims and assessments are expensed as incurred. As of December 31, 2019, the Company has not accrued any amounts for litigation matters.

Shareholders' Deficit

Common shares with rights retained from the prior series A-1 preferred shares, the prior series A preferred shares, and common shares held by the Board of Directors ("board owned common shares) have been recorded as redeemable stock on the balance sheets as of December 31, 2019 and 2018.

The Company raised additional capital during 2018 (see Notes 6 and 13). The Company completed a $75 million private equity placement in 2018, including $15 million or 1.5 million of the 7.5 million shares being purchased by and financed with a loan to Craig Bouchard ("CEO" or "Founder"). The loan is deemed an in-substance stock option with no fair value due to the lack of volatility on the in-substance stock option. This resulted in net proceeds on the offering of $60 million.

In 2019, the Company executed a letter of intent to obtain a $200 million investment from Rusal in Braidy Atlas (see Note 14). As of December 16, 2019 the Company received a $75 million investment from Allow Rolled Products, LLC. On September 18, 2018, the

Company launched an active equity raising crowd-funding program with Netcapital to issue additional common stock. The closing date of the crowd-funding program was July 22, 2019. The program raised approximately $2.4 million (net of fees) through the issuance of 138,503 shares.

3.   **Cash and cash equivalents**

As of December 31, 2019 and 2018, the Company held $53.1 million and $41.1 million in cash and cash equivalents. There is $0.4 million in restricted cash in other assets used for lease collateral as of December 31, 2019.

4.   Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

(in thousands)		December 31, 2019		December 31, 2018
Construction in process	$	51,337	$	16,977
Land		1,662		1,662
Leasehold improvements		1,437		1,308
Machinery and equipment		2,067		1,436
Furniture and fixtures		73		97
Other		302		23
		56,878		21,503
Accumulated depreciation		(1,093)		(458)
Property, plant and equipment, net	$	55,785	$	21,045

During 2018, the Company entered into three agreements with engineering firms for early work ("early works agreements") to be provided regarding planning and construction of the Braidy Atlas mill. These early works agreements require cash deposits to be transferred by the Company to the engineering firms to begin the pre-construction and design phases of construction. These commitments under these agreements amount to $47.4 million of which $43.0 million have been paid and recorded as construction in process as of December 31, 2019. Depreciation expense for the years ended December 31, 2019 and 2018 was $0.6 million and $0.4 million, respectively.

The Company broke ground on its mill in June 2018 and estimates the cost at approximately $1.7 billion. Upon obtaining the necessary capital the mill is expected to be placed in service by 2023.

5.   Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

(in thousands)		December 31, 2019		December 31, 2018
Prepaid equity raise costs	$	203	$	786
Prepaid Rent		267		-
Prepaid loan fees		-		131
Prepaid insurance		115		135
Other		408		132
	$	993	$	1,184

6. Shareholders' Deficit

Classes of Stock

The total number of shares of all classes of stock the Company is authorized to issue is 60,000,000 shares with a par value of $0.0001 per share. The Company is authorized to issue two classes of stock to be designated "common stock" and "preferred stock", 50,000,000 shares shall be designated common stock and 10,000,000 shares shall be designated preferred stock.

Redeemable preferred stock

On March 4, 2017, the Company issued 4,500,000 Series A preferred shares to its founder for the conversion of his LLC interest in Braidy Industries, LLC. These financial instruments are not mandatorily redeemable, however through the Founder's rights to control the Board, the holder of the Series A preferred shares has the right to authorize the purchase of all shares of our Series A preferred shares at their fair market value. This right terminates immediately prior to an initial public offering of the Company's equity securities.

On May 4, 2017, the Company entered into a Series A-1 Preferred Stock Purchase Agreement with Commonwealth Seed Capital ("CSC") and other investors, including certain members of the Company's Board of Directors. The Series A-1 Agreement sold CSC 3,000,000 shares of the Company's Series A-1 Preferred Stock, and 930,000 shares of the Company's Series A-1 Preferred Stock were sold to other investors.

The Company entered into a side letter agreement with certain stock redemption rights on May 4, 2017 (as amended on May 7, 2018) with CSC as part of its initial purchase of 3,000,000 shares of Series A-1 preferred stock. CSC shall have the right for a period beginning as of the date of any of the following triggering events and ending 90 days after receipt of the triggering notice from the Company to elect to sell to the Company all of its shares of stock at a purchase price equal to $15,000,000, plus interest thereon at 8% per annum from May 4, 2017 through the date of repurchase.

    (a) The failure of the Company to commence construction of or site preparation for a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by June 30, 2018 or to acquire an existing facility and building in EastPark in Boyd County Kentucky (commonly known as, "Hackney Building") to house the Veloxint manufacturing business by June 30, 2018;

    (b) The failure of the Company to invest at least $1 billion for the construction and equipping of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020 or to secure the investment of at least $1 billion in a separately owned entity for the construction of a fully-integrated aluminum rolling mill within the Commonwealth of Kentucky by December 31, 2020;

    (c) The allocation or use by the Company of no less than $25 million of the proceeds of the common stock offering dated March 2, 2018 for any purpose or purposes other than constructing a fully integrated aluminum rolling mill within the Commonwealth of Kentucky and/or the build-out of a Veloxint manufacturing facility in East Park, Boyd County, Kentucky; or

    (d) At any time from May 5, 2017 through and including June 1, 2022 (the "Maintenance Period"), the failure of the Company to have (i) at least 51% of its employees employed in the Commonwealth of Kentucky, (ii) at least 51% of its tangible assets located within the Commonwealth of Kentucky or (iii) its headquarters located within the Commonwealth of Kentucky.

The Company evaluated the contingent trigger features which would require the CSC Series A-1 Preferred Stock to be marked to redemption price as of December 31, 2019. The ability to obtain $1 billion in financing is outside of the Company's control, and as such the Company accreted interest of approximately $0.2 million through March 3, 2018. Accretion on the common shares with rights retained from the prior Series A-1 shares was $1.2 million in 2019 and $1.0 million from March 4, 2018 through December 31, 2018. No violations of the previously listed triggering events for the side letter have occurred.

From March 17, 2017 through April 3, 2017, the Company granted 500,000 shares of common stock to the Company's directors. Certain common stock outstanding has redemption features contingent on future events. These financial instruments are not mandatorily redeemable; however, through the collective voting power of the holders of the common stock on the Board of Directors, the common shareholders have the right to authorize the purchase of all shares of the common stock at their fair value. This right terminates immediately prior to an initial public offering of our equity securities. The Company has recorded the $9.0 million fair value of common shares outside of permanent equity at December 31, 2019.

Conversion of preferred stock

On March 2, 2018, the Company entered into a $75 million common stock purchase agreement. As part of this agreement 7,500,000 shares at $10 per share were sold to the purchasers of which 1,500,000 shares were purchased by the Founder through a $15 million related party loan. Due to the non-recourse nature of the loan the transaction was deemed an in-substance stock option granted to the Founder with no fair value. The net result of this transaction was $60 million in proceeds on 6,000,000 shares. The outstanding Series A and Series A-1 preferred shares were converted to common stock. The Founder and holder of the Series A preferred shares retained the right to elect members of the Board of Directors and under the voting agreement the Founder's rights were increased to elect all six seats from a prior right of five seats under the Series A preferred shares. Any lead investor, defined as a holder of 5,000,000 shares of common stock, is entitled to elect an additional member to the Board of Directors. No lead investors were established as part of the common stock purchase agreement and the only investor meeting the lead investor threshold was the prior Founder and CEO as of December 31, 2019. The CSC Series A-1 preferred shares retained the respective redemption rights. The non-CSC shares retained no rights and converted directly to common with no preferences over the other shares. These retained redemption rights will terminate upon registration of the common stock with the Securities and Exchange Commission. The Company recorded the $81.0 million common shares with rights retained from the prior Series A shares and the $18.1 million common shares with rights retained from the prior Series A-1 shares outside of permanent equity at December 31, 2019.

Right of First Refusal for Future Equity Offerings

A major investor is considered any stockholder that holds at least 400,000 shares of registrable securities (subject to the adjustment for stock splits, stock dividends, combinations, reclassifications or the like). The Company grants to each major investor a right of first offer with respect to future sales by the Company of its shares at fair value. A major investor who chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners or affiliates in such proportions as it deems appropriate (so long as each such partner or affiliate has not been determined by the Board of Directors of the Company to be a competitor of the Company and also executes each purchase agreement, shareholders agreement or other document required of all purchasers of such shares).

7. Income Taxes

The income tax benefit at December 31, 2019 and 2018 consists of the following:

(in thousands)		December 31, 2019		December 31, 2018
Federal:				
Deferred	$	(658)	$	(1,992)
State and local:				
Deferred		43		(748)
Total	$	(615)	$	(2,740)

The income tax benefit differs from amounts computed by applying the statutory federal income rate of 21% for the years ended December 31, 2019 and 2018 as a result of the following:

(in thousands)		December 31, 2019		December 31, 2018
Federal tax at statutory rate	$	(7,358)	$	(5,002)
Increase (reduction) in tax resulting from:				
State taxes, net of federal impact		(2,941)		(591)
Permanent items		56		171
Non-controlling interest in VIE		586		-
Incentive stock options		126		52
Other		37		-
Increase in valuation allowance		8,879		2,630
Total	$	(615)	$	(2,740)

Deferred tax assets and liabilities at December 31, 2019 and 2018 consist of the effects of temporary differences attributable to the following:

(in thousands)	December 31, 2019		December 31, 2018	
Defered tax assets				
Deferred start-up costs	$	8,634	$	4,403
Loss carryovers and credits		5,663		2,401
Stock compensation		3,026		1,275
Braidy Atlas, LLC membership interest		411		-
Other		253		246
		17,987		8,325
Deferred tax liabilities				
Intangible assets		(4,452)		(4,339)
Fixed assets		(37)		-
		(4,489)		(4,339)
Total deferred tax assets and liabilities, net		13,498		3,986
Valuation allowance		(13,498)		(4,618)
Total deferred assets and liabilities, net of valuation allowance	$	-	$	(632)

A reconciliation of the changes in the valuation allowance is as follows:

(in thousands)	December 31, 2019		December 31, 2018	
Deferred tax valuation allowance				
Beginning balance	$	(4,618)	$	(1,486)
Additions		(9,214)		(4,442)
Reductions		631		1,198
Other		(297)		112
	$	(13,498)	$	(4,618)

Due to the Company being a development stage entity and the differences in reporting start-up expenses between its consolidated financial statements and tax returns, the Company has generated limited net operating loss carryforwards for tax purposes in 2019. Federal and state loss carryforwards generated in 2019 are approximately $11.2 million. It is expected that the Company will continue to generate start-up expenses, research and development expenses and expenses for the development of the planned aluminum rolling mill. Veloxint combined federal and state net operating loss carryovers for periods prior to March 2, 2018 of $2.7 million are available to offset the Company's consolidated income in the future and are limited to a certain amount each year by the Internal Revenue Code. Veloxint carryovers begin to expire in 2035 and the Company's 2019 carryovers are subject to an 80% limit with no expiration.

As of December 31, 2019, the Company has a valuation allowance of $13.6 million based on an assumption that not all of the gross deferred tax assets will more likely than not be realized due to the startup nature of the Company. During the year ended December 31, 2018, the Company eliminated the majority of its beginning valuation allowance upon the acquisition of Veloxint as a net deferred tax liability of $3.4 million was recorded in business combination accounting due to the acquisition. The Company then increased this valuation allowance during the year. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities.

On March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act ('the CARES Act") was signed into legislation which includes tax provisions relevant to businesses. The Company has not reported any impact of the CARES Act on the 2019 financial statements as the Company is required to recognize the effect on the consolidated financial statements in the period the law was enacted. The Company does not expect the impact of the CARES Act to be material to the Company's consolidated financial position or results of operations in future periods.

The Company filed federal, state and local tax returns for 2018 in 2019 with minimal tax due, and the statute of limitations will expire in 2021 for the Federal return and 2022 for the state and local returns. Veloxint has filed returns for 2015 through the date of acquisition March 2, 2018. The statute of limitations will begin to expire in 2019.

The Company has concluded that there are no significant uncertain tax positions requiring recognition in the consolidated financial statements, nor has the Company been assessed any significant interest or penalties by any tax jurisdiction for any open tax periods.

8.   Contingencies and Commitments

Utility Contingency

During 2019 the Company entered into a contract with Kentucky Power Company ("Kentucky Power"), which specifies a capital cost reimbursement to Kentucky power in the event that the Braidy Atlas mill is not constructed. This would cover costs Kentucky Power has incurred to complete the engineering and land acquisitions necessary to build the infrastructure for the mill. The reimbursement may not exceed $3.0 million.

Tax and Other Incentives

The Company has entered into an agreement with the Kentucky Economic Development Finance Authority ("KEDFA") and has been approved for up to $10,000,000 in future tax incentives under the Kentucky Business Investment program as of January 25, 2018 and $5,000,000 in future sales tax refunds under the Kentucky Enterprise Initiative Act ("KEIA") as of June 29, 2017. Additionally, KEDFA has approved $5,000,000 ("Road Funds") to be applied to the mill site development project, $4,000,000 for the Abandoned Mine Lands Pilot program ("AML") grant that will be used to pay for installation of foundation structures to stabilize the land under the manufacturing plant, and $2,000,000 ("Kentucky Skills Network") towards skills training to benefit the Company. Regarding the Road Funds, AML, and Kentucky Skills Network, the Company will not directly receive the funds for these future tax incentives as they will be claimed by third parties. The Company will receive the benefits associated with the road construction at the mill site development project, stabilization of the land under the manufacturing plant, and an improved work force associated with the funds spent on the Kentucky Skills Network. No benefits were received in 2019 for the Road Funds, AML, and Kentucky Skills Network.

Leases

The Company leases its headquarters under a non-cancelable lease which expires May 31, 2024. Additionally, the Company leases office space and corporate apartments which can be renewed on an annual basis. For the years ended December 31, 2019 and 2018 rent expense was $1.8 million and $0.7 million, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2019:

(in thousands)	
2020	1,460
2021	1,405
2022	1,341
2023	1,300
2024	1,236
Thereafter	878
	$ 7,620

Exclusive Patent License Agreement

Veloxint has an exclusive worldwide licensing agreement with Massachusetts Institute of Technology ("MIT"), for the right to develop, make, have made, use, sell, offer to sell, lease, and import licensed products and to develop, practice, use, sell, offer to sell and perform the licensed processes covered by certain patents. The agreement is effective for the life of the patents and carries a royalty rate payment of 4% of net sales less development funds (funds received from commercial or government partners that are directed solely toward research and development of licensed products or process), cost of raw material powders, combination products, and costs of third party licenses. In addition, the agreement stipulates a 33% royalty rate for sublicensing income. During the year ended December 31, 2019 the Company recorded no royalty expense. During the year ended December 31, 2018 $0.1 million of royalty expense was incurred.

On August 15, 2019 the contract was amended. After the amendment Veloxint must meet the requirements outlined below to keep the agreement in good standing:

- First commercial sale of a licensed product or first commercial performance of a licensed process by December 31, 2020;

Net annual sales must reach:

(in thousands)	
2020	$ 100
2021	500
2022	1,500
2023	4,500
2024 and thereafter	7,500

During the term of the agreement and while in good standing, Veloxint has the right to buy out the royalty obligations and the requirements noted above by making a $15,000,000 payment to MIT. If any milestone is missed, Veloxint will have six months to cure the default. If the milestone is not cured, MIT has the right to terminate the agreement, and the Company will lose access to the MIT patents.

Within six months after the effective date of December 15, 2016 the Company must furnish MIT with a written research and development plan describing the major tasks achieved in order to bring to market a licensed product or a licensed process specifying the number of staff and other resources to be devoted to the commercialization effort. The Company must also permit onsite inspection of the Company's facilities by MIT on or after the one year anniversary of the effective date of the contract and thereafter permit on-site inspections of the Company's facilities at regular six month intervals between inspections. The Company is in full compliance of these requirements.

If MIT elects to abandon or not apply for, prosecute, maintain, or defend the patent rights during the term of this agreement, MIT shall provide the Company with reasonable advance notice and permit the Company to apply for, prosecute, maintain, and defend the patent rights, however the patent rights shall remain the property of MIT.

Sertant Capital

On June 14, 2019 the Company entered into a letter of intent ("LOI") with Sertant Capital. This agreement proposes a leasing arrangement of up to $900.0 million in equipment for the Braidy Atlas, LLC mill. The base lease term is 60 months at a rate of 9.8% with an early buyout option of 52.95% of original cost in month 48 of the lease. An initial deposit of $0.5 million has been made on the LOI.

Buyer's Representation Contingency

During 2019 the Company entered into a contract with a third-party buyer's representative to represent it in negotiations with mill construction companies and equipment suppliers. This agreement specifies payments based on the completion of certain portions of construction agreements with these companies. Upon full completion of the agreement, resulting in the Company entering into an Engineering, Procurement and Construction Agreement, the Company would owe the buyer's representative a fee of up to $6.6 million.

9. Loss per Common Share

The Company determined that undistributed loss should be allocated on a per share basis between the common shares excluding common shares with rights retained from the prior CSC A-1 Preferred shares and the common shares with rights retained from the prior CSC A-1 preferred shares due to the 8% per annum interest payment that the current shareholders are entitled to if certain triggering events are not met (see Note 6). Otherwise all common shareholders share equally in dividends when and if declared. The Company only considers the portion of the redemption value in excess of the fair value as a reduction in the numerator in the calculation of the loss per share. During 2019 and 2018 the fair value was greater than the redemption value which resulted in the loss being equal on a per share basis between the classes. This 8% preference creates two separate classes of common shares for the purposes of the two-class method.

The following table sets forth the computation of basic and diluted net (loss) per common share:

(in thousands except per share amounts)		December 31, 2019		December 31, 2018
Numerator:				
Net (loss)	$	(34,425)	$	(21,079)
Less: Non-controlling interests	$	1,394	$	-
Less: Accretion of CSC Series A-1 preferred shares with put option		-		(201)
Net (loss) available to common shareholders	$	(33,031)	$	(21,280)
Common shares excluding common shares with rights retained from prior CSC A-1 Preferred shares, undistributed loss:	$	(27,783)	$	(17,777)
Common shares with rights retained from the prior CSC A-1 Preferred shares, undistributed earnings:		(5,248)		(3,503)
Total undistributed loss	$	(33,031)	$	(21,280)
Denominator - Weighted-average common shares outstanding:				
Basic		18,883		15,181
Add: Dilutive effect of dilutive securities		-		-
Diluted		18,883		15,181
Weighted average common shares outstanding excluding common shares with rights retained from prior CSC A-1 Preferred shares, basic:		15,883		12,682
Weighted average common shares with rights retained from the prior CSC A-1 Preferred shares, basic:		3,000		2,499
		18,883		15,181
Weighted average common shares excluding common shares with rights retained from prior CSC A-1 shares outstanding, diluted:		15,883		12,682
Weighted average common shares with rights retained from the prior CSC A-1 Preferred shares, diluted:		3,000		2,499
		18,883		15,181
Net (loss) per common share excluding common shares with rights retained from prior CSC A-1 Preferred shares, basic:	$	(1.75)	$	(1.40)
Net (loss) per common share with rights retained from the prior CSC A-1 Preferred Shares, basic:		(1.75)		(1.40)
Net (loss) per common share excluding common shares with rights retained from prior CSC A-1 Preferred shares, diluted	$	(1.75)	$	(1.40)
Net (loss) per common share with rights retained from the prior CSC A-1 Preferred Shares, diluted:		(1.75)		(1.40)

During 2019 and 2018, basic average shares outstanding and diluted average shares outstanding were the same because the effect of the potential shares of common stock were anti-dilutive as the Company generated a net loss. As a result, 756,526 stock options were not included in the computation of diluted loss per share for 2019. There were 3,000,000 shares of A-1 redeemable preferred stock, 4,500,000 shares of A preferred stock, 478,328 stock options, and 20,000 shares of restricted stock that were not included in the computation of diluted loss per share for 2018.

10.   Related Party Transactions and Balances

On March 2, 2018, the Company established a program which included a non-recourse, secured loan to the Chief Executive Officer for $15.0 million to purchase 1.5 million shares of Braidy Industries, Inc. stock. The terms of the loan were approved by the Company's Board of Directors with an interest rate based on the prime rate and a due date of August 2, 2019, to enable the purchase. The program was established to allow completion of the $75 million stock offering completed on March 2, 2018. The loan was also secured by 3.0 million shares of Braidy Industries, Inc. stock. This transaction was established to allow the Founder to act as a conduit for the shares and to sell the shares as investors became available. The Founder was required to sell the shares at cost which was $10 per share and no profit should be made by the Founder under this arrangement. Due to the non-recourse nature of the loan, the transaction was treated as an in-substance stock option grant to the Founder with no fair value. This resulted in a net $60 million in proceeds on 6.0 million shares as part of the offering. Over the course of the program the Founder sold 1.2 million shares at $10 per share to investors, which were treated as exercises of the in-substance stock option. As of December 31, 2018, approximately $3.0 million of principal and accrued interest remained unpaid and the Founder held 0.3 million shares that were purchased with the proceeds of the loan. On November 18, 2019 the Board of Directors ratified a contract to terminate the program for the related party loan to the Founder. The outstanding principal balance of $3.0 million was canceled, the outstanding interest was paid by the Founder, and the shares of Braidy Industries, Inc. stock were returned to the Company in November 2019.

11.   Employee Benefits

Equity Incentive Plan

In February 2018 the Board of Directors adopted and approved the Company's Equity Incentive Plan (the "EIP"). The purposes of the EIP are to help secure and retain key employees and directors and provide incentives for such persons to achieve Company goals. The total number of shares of common stock available for awards under the EIP may not exceed 3,500,000 shares. Under the EIP, not more than 2,000,000 shares of common stock may be issued pursuant to the exercise of incentive stock options.

The EIP provides for the grant of the following types of awards: incentive and non-statutory stock options; SARs; restricted stock, restricted stock units ("RSUs"); performance stock units ("PSUs"); performance cash awards; phantom carried interests and other equity awards. The Company currently has the following types of stock-based awards issued and outstanding for the year ended December 31, 2019:

Stock Options

Incentive stock options, which are intended to qualify for special tax treatment in accordance with the United States Internal Revenue Code of 1986, as amended, and may be granted only to employees, and non-statutory stock options, which are stock options that do not qualify as incentive stock options, may be granted for such number of shares as the EIP Committee determines. The EIP Committee is authorized to set the terms and conditions of an option, including the exercise price of the option, provided that such price may not be less than the fair market value of a share of common stock on the grant date, subject to certain limited exceptions as set forth in the EIP. The maximum term of an option granted under the EIP will be ten years, or such shorter period as specified in the applicable award agreement. Forfeitures for stock options are estimated by management for these options. Given the Company's brief history and thinly traded private stock, a peer index for volatility has been used for the purposes of valuing the Company's stock options.

Restricted Stock

Restricted stock may be granted in the form of shares registered in the name of the participant but held by the Company, at the EIP Committee's discretion, until the applicable restrictions have lapsed. RSUs are units representing a value equal to the same number of shares. Subject to such conditions and restrictions as the EIP Committee may establish in the award, during any period that an award of restricted stock or RSUs is restricted and/or subject to forfeiture, (1) recipients of restricted stock awards may exercise voting rights with respect to such shares and may be entitled to dividends paid with respect to such shares while they are so restricted, subject to the same vesting and forfeiture provisions as apply to the restricted stock to which the dividends relate and (2) recipients of restricted share unit awards may be credited with dividend equivalents in respect of the shares of common stock covered by the RSUs, as determined by the EIP Committee.

Phantom Carried Interests

The EIP Committee may grant phantom carried interest awards, which unless otherwise provided in the applicable phantom carried interest award agreement (a "PCI Agreement"), will entitle a grantee to a percentage of the appreciation in the value of the Company (in excess of any funded capital raises, including any preferred return) from the date of the first sale of shares of our common stock in an aggregate amount of at least $75 million through to certain specified vesting events, as calculated pursuant to the EIP and the applicable PCI Agreement ("Company Appreciation"). The aggregate value of all phantom carried interest awards granted by the EIP Committee may not exceed 10% of the Company Appreciation. Unless otherwise provided in the PCI Agreement, phantom carried interest awards will vest and subsequently settle, in cash and/or shares of common stock as determined by the EIP Committee, upon the first to occur of (i) achieving an average daily trading volume of at least 1% of our outstanding common stock for a thirty-day period on any national securities exchange; (ii) a change in control (as defined in the EIP); (iii) the termination of the participant's service with the Company due to death, disability or without cause; (iv) five years from the phantom carried interest grant date; and (v) as otherwise may be provided in the PCI Agreement.

Stock Options

A summary of the Company's stock option activity and related information is presented below:

(share amounts in thousands)	Options	December 31, 2019 Weighted-Average Exercise Price		Fair Value		Options	December 31, 2018 Weighted-Average Exercise Price		Fair Value	
Beginning balance	478	$	7.05	$	8.37	-	$	-	$	-
Granted	340		18.00		8.58	242		17.34		8.23
Assumed options from acquisition	-		-		-	351		0.44		8.63
Exercised	(2)		0.47		8.09	(10)		0.02		8.49
Forfeitured	(59)		0.19		8.19	(105)		0.71		8.20
Ending Balance	757	$	12.85	$	7.38	478	$	7.05	$	8.37
Non-vested beginning balance	369	$	10.21	$	8.16	-	$	-	$	-
Granted	340		18.00		8.58	242		17.34		8.23
Assumed options from acquisition	-		-		-	238		0.77		8.03
Vested	(118)		8.02		8.29	(6)		0.02		7.40
Forfeited	(59)		0.19		8.19	(105)		0.44		8.20
Non-vested ending balance	532	$	15.79	$	8.38	369	$	10.21	$	8.16

Information regarding stock option exercises and expense associated with stock options is summarized below:

(dollars in thousands)	Year ended December 31, 2019		Year ended December 31, 2018	
Proceeds from stock option exercises	$	8	$	1
Intrinsic value of stock options exercised		22		100
Stock-based compensation expense associated with stock options	$	869	$	527
Income tax benefit related to stock-based compensation	$	226	$	137

(in thousands except for amounts measured in years)	December 31, 2019		December 31, 2018	
Unrecognized stock-based compensation expense	$	4,203	$	2,577
Weighted average period in which the above amount is expected to be recognized (years)		2.7		3.0

Information regarding the Company's stock options outstanding and exercisable as of December 31, 2019 is summarized below:

Ranges of Exercise Prices	Number of Options Outstanding	Weighted-Average Exercise Price		Aggregated Intrinsic Value	Number of Options Currently Exerciseable	Weighted-Average Exercise Price of Options		Weighted-Average Remaining Contractual	Aggregae Intrinsic Value of Options Currently	
$0 - $10	212	$	0.83	$	988	170	$	0.10	5.7	$	1,441
$10 - $20	545		17.71		4,596	54		17.26	8.5		443
	757			$	5,584	224				$	1,884

(in thousands except for amounts measured on a per share basis or in years)

The fair value of stock options is determined using a Black-Scholes model. The following assumptions were used to estimate fair value:

	Year ended December 31, 2019	Year ended December 31, 2018
Risk-free interest rate	1.8%	2.7%
Expected dividend Yield	0%	0%
Volatility factor	58.4%	58.4%
Expected life of option	6.25 Years	6.25 Years

Restricted Stock

A summary of the Company's restricted stock activity is summarized below:

| (shares in thousands) | December 31, 2019 | | December 31, 2018 | |
	Shares	Fair Value	Shares	Fair Value
Beginning balance	20	$ 5.00	-	$ -
Shares granted	2	18.00	20	5.00
Vested shares	(18)	5.70	-	-
Forfeiture	(4)	8.29	-	-
Ending balance	-	$ -	20	$ 5.00
Restriced share stock-based compensation expense	$ 45		$ 56	
Unrecognized stock-based compensation expense	-		44	
Weighted average period in which the above amount is expected to be recognized (years)	-		1.4	

Phantom Carried Interest Plan

A summary of the Company's phantom carried interest activity is summarized below:

(in thousands)	Year ended December 31, 2019	Year ended December 31, 2018
Stock-based compensation expense associated with phantom carried interest	$ 5,260	$ 3,202
Unrecognized phantom carried interest expense	12,479	20,527

The phantom carried interest plan is expected to be settled in stock upon approval by the Board of Directors, therefore the instruments are classified as equity awards. As of December 31, 2019, 88.5% of the interest in the pool was awarded to participants. The awards were valued by a third party using a Monte Carlo simulation model, with a discount for lack of marketability of 31%. These awards will be recognized over a five-year vesting period. The Company's tax benefit related to phantom carried interest expense is $1.4 million and $1.0 million for the years ended December 31, 2019 and 2018, respectively.

401(k) Savings Plan

As of October 1, 2018, all regular U.S. employees, including eligible executive officers, became eligible to participate in the Company's 401 (k) Savings Plan (the "Savings Plan"). Participants in the Savings Plan may defer and contribute, on a pre-tax or after-tax basis, a percentage of their eligible pay every pay period to their account(s) under the Savings Plan, subject to annual maximum employee contribution limits. In addition, the Company makes a matching contribution to the Savings Plan for each participant who elects to contribute to the Savings Plan. The matching contribution is equal to 50% of each participant's elective deferral, provided that the Company does not match any portion of an elective deferral that exceeds 6.0% of a participant's eligible earnings. Matching contributions under the Savings Plan are subject to graduated vesting and become fully vested after three years of service with the Company. In addition to matching contributions, the Company may make employer contributions to the Savings Plan at the end of each year, though not required to do so. A participant would become fully vested in his or her portion of any employer contributions to the Savings Plan once he or she has completed three years of service. The Company had less than $0.1 million in expense associated with its 401k plan for the years ended December 31, 2019 and 2018.

12.   Acquisitions

Veloxint

On September 14, 2017, the Company entered into a stock purchase agreement to acquire 100% of Veloxint, located in Boston, Massachusetts for approximately $29.6 million. The Company issued common stock with a value of approximately $26.3 million, forgave a $2.0 million note with Veloxint, assumed stock options of $1.2 million, and purchased shares of Veloxint stock for $0.2 million on the March 2, 2018 acquisition date. Goodwill of $13.6 million on the Veloxint acquisition is not deductible for income tax purposes. Veloxint owns technology that commercializes high value products and parts enabled by novel nanocrystalline metal alloys with transformational properties. The Company and Veloxint have certain common directors in place.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed as of the date of acquisition of Veloxint Corporation:

(in thousands)		(Restated) March 2, 2018
Consideration:		
Common stock shares provided (valued at $10 per share)	$	26,269
Assumed stock option plan		1,154
Forgiveness of note		2,000
Purchase of stock		199
Fair value of total consideration	$	29,622
Identifiable assets:		
Cash and cash equivalents	$	2,172
Accounts receivable		168
Prepaid expenses		48
Other current assets		10
Fixed assets		778
Other long term assets		24
Intangible assets		16,970
Total identifiable assets		20,170
Identifiable liabilities:		
Accounts payable		468
Accrued liabilities		256
Other current liabilities		10
Deferred tax liabilities		3,371
Total identifiable liabilities		4,105
Identifiable assets		16,065
Goodwill		13,557
	$	29,622

NanoAl LLC

On September 18, 2018, the Company acquired all of the membership units of NanoAl, a materials research and technology company focused on high-performance aluminum alloys, for $6.6 million including $5.4 million in stock with a fair value of $18 per share and a $1.2 million prepayment on an earn-out calculation which runs through December 31, 2028. The goodwill on the NanoAl acquisition was $4.8 million and is deductible for income tax purposes. The purchase price was primarily allocated to intangibles and goodwill in the amount of $6.9 million.

The Company accounted for both acquisitions using the acquisition method pursuant to "*Topic 805 Business Combinations*" of the FASB Accounting Standards Codification. The acquisition method requires the acquirer to recognize the assets acquired and the liabilities assumed at their fair values as of the acquisition date. A valuation has been performed by an independent third party to determine fair value. Veloxint Corporation's goodwill is not deductible for income tax purposes.

Amortizable intangibles for both acquisitions consist of intellectual property with a 20-year useful life. Amortization of intangibles amounted to $1.0 million and $0.7 million for the years ended December 31, 2019 and 2018, respectively.

Future amortization of intangible assets resulting from the acquisition of intellectual property is as follows:

(in thousands)	
2020	953
2021	953
2022	953
2023	953
2024	953
Thereafter	12,615
	$ 17,380

13. Variable Interest Entity

The Braidy Atlas LLC agreement was entered into on July 5, 2019 under the state laws of Delaware. The Members of the limited liability corporation are Braidy Industries, Inc and a subsidiary of Rusal, Allow Rolled Products LLC (collectively the "Members"). The Members executed the agreement to develop, finance, construct, operate, and maintain an aluminum melting, rolling, finishing, and packaging manufacturing facility (the "mill") located in Greenup County and Boyd County, Kentucky.

Upon entering the LLC agreement on July 5, 2019, Braidy Industries, Inc. and Rusal held 60% and 40% ownership percentages, respectively. Rusal contributed $60 million in cash with an additional $5 million per month to be contributed until a $100 million cash contribution has been met. Rusal's remaining $100 million investment will occur upon Braidy Industries, Inc. contributing $300 million in cash to Braidy Atlas. Rusal's $5 million per month contributions may be frozen if the $300 million investment by Braidy Industries, Inc. has not been made or secured with a signed, binding commitment within 4 months of July 5, 2019. As of the report date of the consolidated financial statements, Rusal contributed $75 million to Braidy Atlas LLC. Rusal discontinued their contributions as they are awaiting a $300 million investment to proceed with further contributions of equity. Braidy Industries, Inc. contributed $1.2 million in land, $24.0 million in mill property, and over $200 million in incentives from the Commonwealth of Kentucky. Members share in profits, losses, and distributions pari passu with respect to the Members capital accounts. Quarterly distributions of all available cash will be made to the Members pari passu in proportion to their respective equity percentages within 30 days of the end of the fiscal quarter. Prior to any cash contributions by the Braidy Member, the Rusal Member shall have a priority distribution right to all available cash and all non-monetary assets and property acquired with the capital contributions of the Rusal Member and the Braidy Member shall have priority distribution right to all Braidy contributed assets. Braidy Atlas will be taxed as a pass-through entity and the Members are responsible for payment of federal and state income tax on their respective earnings.

The Company has determined that Braidy Atlas is a variable interest entity that is consolidated in the Company's financial statements under ASC Topic 810. The Company is the primary benficiary of Braidy Atlas as its majority interest holder and holder of disproportionate voting rights. Non-controlling interest contributions made by Rusal are re reported outside of shareholders' deficit and in accordance with ASC 810. The total carrying value of Braidy Atlas as of December 31, 2019 is $96.1 million and there are no restrictions on these assets other than the decisions that are subject to Board of Managers consent discussed below. The Company is required to provide an additional investment of $300 million, which will have an impact on future cash flows. The Company is not obligated to provide financial support to Braidy Atlas, LLC and has provided no financial support for the years ended December 31, 2019 and 2018. Braidy Atlas's impact on the entity's financial performance is dislcosed in the table below.

Year ended December 31, 2019

(In thousands)	Braidy Atlas LLC
Selling, general and administrative expenses	$ (3,928)
Other expenses	(15)
Other income	457
(Loss) before income taxes	(3,486)
Income tax benefit	-
Net (loss)	$ (3,486)
Total Assets	$ 96,093
Capital Expenditures	31,871

Board of Managers

Under the agreement, a Board of Managers (the "Board") is established and has full power and authority to manage and administer the business and affairs of Braidy Atlas. The Board will consist of five managers, three of which are appointed by Braidy Industries, Inc. and two of which are appointed by Rusal.

Braidy Industries, Inc. entered into a shared services agreement with Rusal on July 5, 2019. The Company will provide various managerial services to Braidy Atlas including executive management, finance, human resources, contract administration, and other services. Fees for these services will be paid to the Company and are based on the cost for these services. This agreement will be suspended if the closing of all financing required for construction of the mill and the required equity contributions are not made to Braidy Atlas (the "financial closing") by the one-year anniversary of this agreement. No later than thirty days prior to the anticipated date for financial closing, the Company and Rusal will enter into good faith negotiations to amend the shared services agreement for the period following financial closing.

Supply Agreement

On July 5, 2019 the Company entered into a long-term metal supply agreement with Rusal. The supply agreement is for a term of 10 years beginning on the date of the first order (the "Start Date"). The Start Date shall not be later than December 31, 2021 except due to Force Majeure. Rusal will provide up to 125 kilotons ("kt") of aluminum slab and 75 kt of primary aluminum ingots. After the first contract year, Braidy Atlas is obligated to purchase a minimum of 180 kt of aluminum from Rusal, which shall be comprised of not less than 112.5 kt of aluminum slab ("Minimum Annual Volume"). The base price relies on the Official London Metal Exchange Aluminum HGT Cash Settlement ("MTLE") plus the Average Platts Metals Week "Midwest US Transaction" market premium for primary aluminum. The North America market upcharge is also included, which shall be established annually. The total price under this agreement shall not exceed the price that Rusal charges its other customers for orders delivered in North America on a monthly basis.

Put and Call Rights

In the event a Member (the "Initiating Member") receives or makes a bona fide proposal to a third party regarding a transaction that would constitute or lead to a change of control event if consummated and the Member enters into negotiations with the third party, the Initiating Member must provide written notice, including the identity of the third party, to the other Member (the "Responding Member") and the Board of Managers. Once this notice is sent, Braidy Atlas shall begin the process of determining the fair market value of the membership interests. From the notice of a change of control event until three months following the date of determination of fair market value, the Responding Members has the following rights:

Change of Control Call Right – purchase all of the Initiating Member's interests at a purchase price equal to fair market value. This call right only occurs if at least one year has passed since the date the mill began commercial operations (the "Commercial Operation date") or if the controlling person after the change of control event is not a financial investor;

Change of Control Put Right – sell all of its membership interest to the Initiating Member at a purchase price equal to: (1) if at least one year has passed since Commercial Operation date the higher of the fair market value of its membership interest, plus interest accrued at 5% per annum until closing or an amount equal to the capital contributions of the Responding Member plus 5% interest from each contribution date until closing or (2) if prior to one year from the Commercial Operation date the purchase price shall be equal to the fair market value of its membership interest, plus a deferred amount payable by the Initiating Member or its successors to the Responding Member within 90 days of the second anniversary of the Commercial Operations date equal to the amount by which the EBITDA for the 12-month period prior to the second anniversary multiplied by 8 exceeds the fair market value previously paid.

The exercise of either the Change of Control Put Right or Change of Control Call Right does not terminate or affect the Rusal Supply Agreement, which shall continue in full force.

Committee on Foreign Investment in the United States Put Right

If the Committee on Foreign Investment in the United States ("CFIUS") requests or requires a filing, the Members shall use their reasonable best efforts to obtain CFIUS clearance. No Member has any obligation to take or accept any action, condition or restriction as a condition of CFIUS clearance that would have a material adverse effect on the Member.

In the event CFIUS clearance is denied or conditioned in a manner that would have a material adverse effect on the Members, the Rusal Member shall have the right to sell its membership interest to the Braidy Member at a purchase price equal to the higher of fair market value of its membership interest or an amount equal to the capital contributions made by Rusal through the closing date. The Braidy Member has the right to pay through a one year subordinated promissory note at 5% annual interest.

Member Default

If any Member fails to make full payment or contribution of any capital requirements when due, the Member shall be deemed to be in default (the "Defaulting Member"). The Board of Managers, without the vote of the appointees from the Defaulting Member, may accrue and collect interest on the contributions in default at 5% per annum. Until the Defaulting Member has made all required capital contributions, Braidy Atlas may withhold all distributions to the Defaulting Member. In the event of a Member default, the non-defaulting Member shall be relieved of any of its obligations to make capital contributions under the agreement.

Rusal Exchange Option

For a period of one year after July 5, 2019, Rusal has the option to exchange 100% of its membership interest in Braidy Atlas, LLC for shares of Braidy Industries, Inc. at the lower of $18 per share or the price per share pursuant to which the Braidy Industries, Inc. has sold its shares in a qualified financing. If Rusal elects to exchange its membership interest, Rusal must make all outstanding capital contributions directly to Braidy Industries, Inc. Braidy Industries, Inc. will then complete any remaining capital contributions that Rusal was obligated to make to Braidy Atlas. During the one-year period after July 5, 2019, Rusal also has the right to exchange any portion less than 100% of its interest based upon the capital contributions made at that point at the lower of $18 per share or the price per share pursuant to which the Braidy Industries, Inc. has sold its shares in a qualified financing. Once Rusal exercises for less than 100% of its interest, Rusal may make any further required capital contributions to Braidy Atlas or into Braidy Industries under the same terms as described above.

14.   Subsequent Events

On January 31, 2020 the Board of Directors voted to remove Craig Bouchard as Chief Executive Officer and Chairman of the Board. Tom Modrowski was named as the new Chief Executive Officer and Charles Price was named as the new Chairman of the Board of Directors. Craig Bouchard currently remains a member of the Company's Board of Directors and is on paid administrative leave. Tom Modrowski departed the Company in April 2019 and a successor to the Chief Executive Office has not yet been named as of the report date.

On February 14, 2020 the Founder and prior CEO Craig Bouchard filed suit against the Company seeking summary judgment to enforce a breach of the original voting rights agreement which grants the prior Founder the right to nominate and terminate members of the Board of Director's based on the ownership of the Founder's common shares with rights retained from the Series A preferred shares. Mr. Bouchard also demanded that the original four founding members of the Board (other than himself) remove themselves from the Board of Directors. This suit also challenges a March 18, 2020 special meeting of the Board of Directors which included an expansion of board seats and a potential 13:1 stock split to establish new lead investors. Mr. Bouchard filed for a temporary restraining order against the actions of the Board during March 18, 2020 special meeting. Braidy Industries, Inc has enacted a defense of unclean hands against the former CEO concerning misuse of Company funds.

On April 28, 2020 a hearing in the Court of Chancery of the State of Delaware was conducted. A summary judgment was not awarded to Mr. Bouchard regarding the voting rights agreement and the claims against the founding Board members were dismissed due to lack of jurisdiction. The status quo order regarding the March 18, 2020 special meeting was upheld and the actions taken during this meeting will not be effective until a ruling on the remaining issues is resolved. The defense of unclean hands was dismissed. The outstanding issues regarding the voting rights and the actions at the special meeting will be resolved in future hearings. The likelihood of any damages being awarded is considered remote.

In March of 2020 the spread of the COVID-19 virus created economic uncertainty which will likely have adverse impacts on the global economy as a whole. The Company does not have significant revenue generating operations and is in the startup phase, however the full economic impact to the Company is unknown at this time. The Company evaluated its December 31, 2019 consolidated financial statements for subsequent events through the issuance date and determined there are no further items to disclose.